CID-B-06-064

January 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

07020935

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Semiannual Report 2007 for the six-month period ended September 30, 2006 (dated January 26, 2007)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17-18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

January 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Semiannual Report 2007 for the six-month period ended September 30, 2006 (dated January 26, 2007)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

CID-B-06-064

January 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Semiannual Report 2007 for the six-month period ended September 30, 2006 (dated January 26, 2007)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

CID-B-06-064

January 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Semiannual Report 2007 for the six-month period ended September 30, 2006 (dated January 26, 2007)

Yours faithfully,

Hideto Usa

General Manager

Corporate Communications & Investor Relations Division

Corporate Coordination Group

JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

JSAT

Semiannual Report 2007

For the six-month period ended September 30, 2006

Overview of Consolidated Interim Results

The interim period under review was highlighted by number of events. April 2006, for example, saw the launch of the JSAT-9 communications satellite, the successor to N-STARa. The new satellite was handed over in June, whereupon it commenced operations under its new name, JCSAT-5A. Similarly, the JSAT-10 communications satellite was launched in August to replace JCSAT-3. It was handed over in September and started operations under the name JCSAT-3A.

Consolidated revenues for the six months ended September 30, 2006, amounted to ¥18,508 million, down ¥2,722 million from the previous corresponding period. The decline stemmed mainly from a fall in usage and contract cancellations by some customers, which more than offset growth in international services delivered via Horizon-1, a satellite covering North America, that we operate jointly with PanAmSat Corporation.

Fortunately, we experienced a ¥23,780 million drop in operating costs. This was largely because of a ¥8,932 million decrease in depreciation and amortization expenses, stemming from the fact that a number of communications satellites were fully depreciated by the end of the previous fiscal year, and their replacements only commenced operations during the period under review. Another factor was the absence of ¥12,559 million in losses booked in the previous corresponding period, including an impairment loss on JCSAT-1B, which had technical problems, and costs incurred in repositioning customers' antennas to a replacement satellite. As a result, consolidated operating income totaled ¥6,349 million, compared with an operating loss of ¥14,709 million in the previous corresponding period.

Income before income taxes and minority interest amounted to ¥6,511 million, compared with a ¥13,657 million loss before income taxes and minority interest in the previous corresponding period. This was mainly due to the same factors that boosted operating income, as well as a decline in foreign currency translation loss.

The net income for the period totaled ¥3,885 million, compared with an ¥8,733 net loss in the previous corresponding period.

Network-Related Services

Revenues from network-related services declined ¥2,264 million, to ¥5,352 million. This stemmed mainly from a decline in usage and cancellations of contracts by some customers for the Company's domestic telecommunications services, which outweighed expansion of international services delivered via the Horizons-1 satellite.

Broadcast and Video Distribution Services

Revenues from broadcast and video distribution services fell ¥418 million, to ¥12,939 million, due mainly to a decline in usage by some customers.

Other

Revenues from other services decreased ¥41 million, to ¥216 million.

Unaudited Condensed Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
September 30, 2005 and 2006

ASSETS	Thousands of Yen 2005	Thousands of Yen 2006	Thousands of U.S. Dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents	¥ 3,777,217	¥ 3,065,233	$ 25,977
Time deposits	—	117,797	998
Short-term investments (Note 2)	16,486,277	28,424,500	240,886
Accounts receivable:			
Trade	1,691,309	1,260,126	10,679
Loans	10,000,000	6,900,000	58,475
Other	421,573	268,872	2,279
Net investment in direct financing lease (Note 6)	593,696	—	—
Inventories	211,802	273,262	2,316
Prepaid expenses	1,805,393	2,325,012	19,703
Deferred income taxes	6,413,651	872,236	7,392
Other current assets	409,901	755,799	6,404
Total current assets	41,810,819	44,262,837	375,109
Investments:			
Investments in affiliated companies	4,832,922	12,955,636	109,794
Other investments (Notes 2 and 4)	15,849,809	12,391,701	105,014
Total investments	20,682,731	25,347,337	214,808
Property and equipment (Notes 3, 6 and 7):			
Land	2,435,336	2,429,436	20,588
Telecommunications satellites	146,916,260	169,599,684	1,437,285
Telecommunications equipment	18,553,358	17,108,239	144,985
Buildings and structures	6,238,254	5,871,569	49,759
Equipment and furniture	782,626	736,201	6,239
Construction in progress	31,667,018	7,987,744	67,693
Total	206,592,852	203,732,873	1,726,549
Accumulated depreciation	(122,250,772)	(106,900,667)	(905,938)
Net property and equipment	84,342,080	96,832,206	820,611
Deferred income taxes	218,906	8,252,531	69,937
Net investment in direct financing leases (Note 6)	54,549	—	—
Goodwill	569,548	558,211	4,731
Other assets	4,615,588	1,905,850	16,151
Total	¥152,294,221	¥177,158,972	$1,501,347

See notes to condensed consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2005	Thousands of Yen 2006	Thousands of U.S. Dollars (Note 1) 2006
Current liabilities:			
Short-term borrowings (Note 4)	¥ 2,200,000	¥ 90,000	$ 763
Current portion of long-term debt (Notes 4 and 6)	7,065,492	11,858,268	100,494
Convertible bonds (Note 4)	—	19,592,000	166,034
Accounts payable—Trade	827,472	4,217,786	35,744
Accrued liabilities:			
Interest	21,333	70,443	597
Taxes on income	47,219	2,629,694	22,286
Other	1,554,079	611,806	5,185
Advances from customers	3,921,094	4,792,322	40,613
Liabilities for the cost related to the shift of transponders (Note 7)	3,216,560	493,386	4,181
Reserve for loss on long-term service contracts (Note 7), current portion	—	397,699	3,370
Other current liabilities	1,467,897	1,914,684	16,225
Total current liabilities	20,321,146	46,668,088	395,492
Long-term liabilities:			
Long-term debt (Notes 4 and 6)	27,311,742	42,738,508	362,191
Convertible bonds (Note 4)	19,592,000	—	—
Liability for severance payments	1,188,759	1,221,378	10,351
Reserve for loss on long-term service contracts (Note 7)	—	1,265,347	10,723
Deferred income taxes	574,250	39,072	331
Other liabilities	895,189	984,698	8,345
Total long-term liabilities	49,561,940	46,249,003	391,941
Commitments and contingent liabilities (Note 7)			
Minority interests	169,979	189,545	1,606
Shareholders' equity:			
Common stock:	53,769,570	53,769,570	455,674
Authorized, 1,000,000 shares			
Issued, 356,418 shares			
Additional paid-in capital	24,512,144	24,512,144	207,730
Retained earnings—Unappropriated	2,397,545	6,341,924	53,745
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	2,341,309	94,577	802
Foreign currency translation adjustments	(387,676)	(274,016)	(2,322)
Total accumulated other comprehensive income	1,953,633	(179,439)	(1,520)
	82,632,892	84,444,199	715,629
Less treasury stock, at cost (1,525 shares)	(391,736)	(391,863)	(3,321)
Total shareholders' equity	82,241,156	84,052,336	712,308
Total	¥152,294,221	¥177,158,972	$1,501,347

See notes to condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Operations

JSAT Corporation and Subsidiaries
Six months ended September 30, 2005 and 2006

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2006	2006
Revenues (Notes 5 and 6)	¥ 21,231,152	¥18,508,195	$156,849
Operating expenses:			
Cost of services	6,440,383	4,732,324	40,105
Sales and marketing	1,392,885	1,054,217	8,934
Depreciation and amortization (Note 3)	13,458,797	4,526,651	38,361
General and administrative expenses	2,083,051	1,836,219	15,561
Impairment loss of long-lived assets (Note 3)	9,263,229	2,700	23
Loss on property and equipment	5,939	7,462	63
Compensation for damage (Note 7)	3,295,729	—	—
Total operating expenses	35,940,013	12,159,573	103,047
Operating income (loss)	(14,708,861)	6,348,622	53,802
Other income (expenses):			
Interest expenses	(191,911)	(374,944)	(3,177)
Equity in losses of affiliated companies	(290,589)	(148,103)	(1,255)
Other—net (Note 2)	1,534,005	685,846	5,812
Other income—net	1,051,505	162,799	1,380
Income (loss) before income taxes and minority interests	(13,657,356)	6,511,421	55,182
Income tax expense (benefit)	(4,930,656)	2,615,985	22,169
Income (loss) before minority interests	(8,726,700)	3,895,436	33,013
Minority interests in income of subsidiaries	(6,019)	(10,300)	(88)
Net income (loss)	¥ (8,732,719)	¥ 3,885,136	$ 32,925

	Yen		U.S. Dollars (Note 1)
	2005	2006	2006
Per share of common stock:			
Earnings (losses) per share—basic	¥ (24,563.56)	¥ 10,947.36	$ 92.77
Earnings (losses) per share—diluted	(24,563.56)	10,186.13	86.32

See notes to condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Six months ended September 30, 2005 and 2006

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2006	2006
Operating activities:			
Net income (loss)	¥ (8,732,719)	¥ 3,885,136	$ 32,925
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,458,797	4,526,651	38,361
Provision for doubtful receivables	164,719	(60,724)	(515)
Accrual for severance payments, less payments	65,061	(42,710)	(362)
Equity in losses of affiliated companies	290,589	148,103	1,255
Impairment loss of long-lived assets	9,263,229	2,700	23
Loss on property and equipment	5,939	7,462	63
Gain on sales or write-downs of other investments and other assets—net	(76,209)	—	—
Changes in assets and liabilities:			
Decrease in trade accounts receivable	540,736	1,218,330	10,325
Increase (decrease) in accrued liabilities—interest and other	(162,861)	51,118	433
Increase (decrease) in accrued liabilities—taxes on income	(1,347,835)	1,664,903	14,109
Increase in advances from customers	1,516,314	2,004,904	16,991
Other—net	(2,409,129)	(63,281)	(535)
Net cash provided by operating activities	12,576,631	13,342,592	113,073
Investing activities:			
Payments for property and equipment	(5,359,260)	(11,421,442)	(96,792)
Proceeds from sales of property and equipment	228	—	—
Collection of redemption of short-term investments and other investments	510,233	5,057,874	42,863
Payments for purchases of short-term investments and other investments	(8,650,293)	(7,495,757)	(63,523)
Proceeds from sales of short-term investments and other investments	6,158,748	243,726	2,065
Acquisition of intangible and other assets	(996,937)	(322,256)	(2,731)
Payment for additional investments in affiliated companies	(230,200)	—	—
Increase (decrease) in short-term loans receivable—net	(1,400,000)	1,900,000	16,102
Acquisition of long-term loan receivables	(823,263)	(4,239,842)	(35,931)
Collection of lease receivables	682,240	—	—
Net cash used in investing activities	(10,108,504)	(16,277,697)	(137,947)
Financing activities:			
Proceeds from short-term borrowings	200,000	90,000	763
Repayments of short-term borrowings	(3,170,000)	(170,000)	(1,441)
Proceeds from long-term borrowings	6,823,263	4,239,842	35,931
Repayments of long-term borrowings	(3,798,911)	(949,000)	(8,042)
Payments to acquire treasury stock	(392,128)	—	—
Payments for cash dividends	(1,068,940)	(1,058,043)	(8,966)
Other	(193,559)	(110,523)	(938)
Net cash used in financing activities	(1,600,275)	2,042,276	17,307
Effect of exchange rate changes on cash and cash equivalents	37,532	(8,252)	(69)
Net increase in cash and cash equivalents	905,384	(901,081)	(7,636)
Cash and cash equivalents at beginning of the six months	2,871,833	3,966,314	33,613
Cash and cash equivalents at end of the six months	¥ 3,777,217	¥ 3,065,233	$ 25,977
Supplemental information:			
Cash paid during the six months for:			
Interest, net of amounts capitalized	¥ 199,285	¥ 323,740	$ 2,744
Income taxes	1,100,275	919,399	7,792

See notes to condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

JSAT Corporation and Subsidiaries

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account of JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") maintained in accordance with accounting principles generally accepted in Japan.

The translation of Japanese yen amounts into United States dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118 = US $1, the approximate exchange rate on September 30, 2006.

Certain reclassifications have been made to the 2005 financial statements to confirm the classifications used in 2006.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Companies' marketable equity and debt securities are classified as available-for-sale securities.

At September 30, 2005 and 2006, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities were as follows:

	Thousands of Yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 11,735,816	¥2,978,343	¥ (81,740)	¥14,632,419
Debt securities	16,029,356	5,052	(227,130)	15,807,278

	Thousands of yen			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥15,125,811	¥240,276	¥(1,230,502)	¥14,135,585
Debt securities	24,276,105	58,918	(182,283)	24,152,740

	Thousands of U.S. Dollars			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$128,185	$2,036	$(10,428)	$119,793
Debt securities	205,730	499	(1,545)	204,684

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the six months ended September 30, 2005 and 2006, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Proceeds from sales	¥6,626,263	¥2,802,724	$23,752
Gross realized gains	¥ 94,619	¥ 1,507	$ 13
Gross realized losses	(5,693)	(30,707)	(260)
Net realized gains (losses)	¥ (88,926)	¥ (29,200)	$ (247)

Debt securities classified as available-for-sale at September 30, 2006, mature as follows:

	Thousands of Yen Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	¥12,512,339	¥12,497,156
After 1 year through 5 years	2,349,148	2,290,603
After 5 years through 10 years	2,006,209	1,990,025
After 10 years	7,408,409	7,374,956
Total	¥24,276,105	¥24,152,740

	Thousands of U.S. Dollars Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	$106,037	$105,908
After 1 year through 5 years	19,908	19,412
After 5 years through 10 years	17,002	16,865
After 10 years	62,783	62,499
Total	$205,730	$204,684

Investments other than marketable equity and debt securities include cost basis investments, which are non-traded equity securities, investments in partnerships and non-current time deposits of ¥1,896,389 thousand and ¥2,527,876 thousand ($21,423 thousand) at September 30, 2005 and 2006, respectively.

The fair value and gross unrealized losses for available-for-sale securities, and the length of time that individual investments in securities have been in a continuous unrealized loss position, at September 30, 2005 and 2006, were as follows:

	Thousands of Yen					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2005						
Available-for-sale:						
Equity securities	—	—	¥ 196,564	¥ 81,740	¥ 196,564	¥ 81,740
Debt securities	¥11,059,204	¥35,027	¥3,937,283	¥192,103	¥14,996,487	¥227,130
Total	¥11,059,204	¥35,027	¥4,133,847	¥273,843	¥15,193,051	¥308,870
2006						
Available-for-sale:						
Equity securities	¥13,529,755	¥1,224,177	¥ 170,680	¥ 6,325	¥13,700,435	¥1,230,502
Debt securities	11,472,827	89,761	8,547,928	92,522	20,020,755	182,283
Total	¥25,002,582	¥1,313,938	¥8,718,608	¥98,847	¥33,721,190	¥1,412,785

	Thousands of U.S. Dollars					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2006						
Available-for-sale:						
Equity securities	$114,659	$10,374	$ 1,446	$ 54	$116,105	$10,428
Debt securities	97,227	761	72,441	784	169,668	1,545
Total	$211,886	$11,135	$73,887	$838	$285,773	$11,973

The Company's unrealized losses on investments consist of 24 and 33 debt securities at September 30, 2005 and 2006, respectively. The unrealized losses were primarily caused by interest rate increases. Based on the Company's ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2006.

The Company's unrealized losses on investments consist of 1 and 3 equity securities at September 30, 2005 and 2006, respectively. Considering such factors as financial and operating conditions of the issuer, degree and period of the decline in fair value and other relevant factors, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2006.

3. PROPERTY AND EQUIPMENT

Depreciation expenses of property and equipment, including assets recorded under capital leases which are described in Note 6, for the six months ended September 30, 2005 and 2006, were ¥13,161,035 thousand and ¥4,444,833 thousand ($37,668 thousand), respectively.

Capitalized interests in connection with construction of major facilities, mainly telecommunications satellites, for the six months ended September 30, 2005 and 2006, were ¥17,956 thousand and ¥33,994 thousand ($288 thousand), respectively.

At April 1, 2005, the Company reduced the estimated useful lives of certain telecommunications satellites by applying the lower of their remaining fuel lives or design lives.

As a result, an additional ¥3,921,363 thousand of depreciation expense was recorded during the six months ended September 30, 2005. The Company periodically evaluates the estimated useful lives used to depreciate its telecommunications satellites.

Impairment Loss of Long-Lived Assets

The impairment losses of long-lived assets consisted of a telecommunications satellite, JCSAT-1B, related telecommunications equipment and land.

On July 22, 2005, the Company's JCSAT-1B satellite suffered a sudden anomaly resulting in a loss of control and interruption of customer services on the satellite. As a result of the July 22 event, the Company recorded a ¥9,260,729 thousand non-cash impairment charge to write down JCSAT-1B and related telecommunications equipment for the six months ended September 30, 2005. These amounts were determined as the difference between the carrying value and the estimated fair value of these assets. The estimated fair value of assets was primarily based on discounted cash flow analyses.

4. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at September 30, 2005 and 2006, consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2005		2006		2006
		Interest rate*		Interest rate*	
Bank borrowings	¥2,200,000	0.102%	**¥90,000**	**0.890%**	**$763**

The interest rates represent weighted-average rates of outstanding balances at September 30, 2005 and 2006. All short-term borrowings at September 30, 2005 and 2006, are denominated in yen.

Long-term debt at September 30, 2005 and 2006, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥ 5,694,280	**¥ 3,688,660**	**$ 31,260**
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2014—annual interest rates of 0.25%–4.64% (2005) and 0.33%–6.02% (2006)	26,155,078	**48,943,492**	**414,775**
Government-owned bank, maturing serially through 2009—annual interest rate of 1.30%	1,285,400	**975,000**	**8,263**
Non-trade accounts payable due through 2006—non-interest bearing	335,200	**—**	**—**
Non-trade accounts payable due through 2018—annual interest rate of 5.50%	458,959	**457,923**	**3,881**
Capital lease obligations (See Note 6)	448,317	**531,701**	**4,506**
Total	34,377,234	**54,596,776**	**462,685**
Less current maturities	7,065,492	**11,858,268**	**100,494**
Long-term debt, less current maturities	¥27,311,742	**¥42,738,508**	**$362,191**

The Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007 on April 3, 2002, which are convertible into shares of common stock until March 16, 2007, at a conversion price of ¥739,000 subject to adjustment in certain events. The price of this convertible bond at September 30, 2005 and 2006, was ¥738,687 ($6,260), respectively.

In March 2005, the Company bought back ¥408,000 thousand principal amount of these bonds. The Company may redeem all the bonds at their principal amount before the due date in certain limited circumstances.

Other investments, which were classified as available-for-sale equity securities, with a carrying value of ¥10,363,158 thousand ($87,823 thousand), were pledged as

collateral for certain long-term debt of the Company at September 30, 2006.

At September 30, 2006, the Companies had unused lines of credit that totaled ¥5,699,000 thousand ($48,297 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Maturities of long-term debt subsequent to September 30, 2006, are as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2007 (included in current liabilities)	¥11,858,268	$100,494
2008	6,474,255	54,867
2009	5,964,461	50,546
2010	10,269,855	87,033
2011	1,238,705	10,498
2012 and thereafter	18,791,232	159,247
Total	¥54,596,776	$462,685

5. SEGMENT INFORMATION

The Companies operate in a single operating segment which provides network-related and broadcast and video distribution services to customers.

Network-related services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

Broadcast and video distribution services consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect") and the provision of operational support services to SKY Perfect.

Revenues from external customers for each service for the six months ended September 30, 2005 and 2006, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Revenues from:			
Network-related services	¥ 7,616,206	**¥ 5,352,007**	**$ 45,356**
Broadcast and video distribution services	13,357,617	**12,939,854**	**109,660**
Other	257,329	**216,334**	**1,833**
Total revenues	¥21,231,152	**¥18,508,195**	**$156,849**

The Companies' revenues from external customers are mainly derived from customers in Japan, and their long-lived assets are located mainly in Japan.

6. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases at September 30, 2005 and 2006, is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Telecommunications equipment	¥1,336,662	**¥1,000,295**	**$ 8,477**
Other	82,985	**27,806**	**236**
Less accumulated depreciation	(985,483)	**(506,258)**	**(4,290)**
Net book value	¥ 434,164	**¥ 521,843**	**$ 4,423**

Future minimum lease payments at September 30, 2006, and thereafter were as follows:

Year ending September 30:	Thousands of Yen 2006	Thousands of U.S. Dollars 2006
2007	¥168,886	$1,431
2008	123,703	1,048
2009	97,453	826
2010	97,224	824
2011	61,359	520
2012 and thereafter	15,260	130
Total	563,885	4,779
Less amount representing interest	32,184	273
Present value of net minimum lease payments (See Note 4)	531,701	4,506
Less current maturities	154,392	1,308
Long-term capital lease obligations	¥377,309	$3,198

Rental expenses under operating leases for the six months ended September 30, 2005 and 2006, were ¥464,930 thousand and ¥352,504 thousand ($2,987 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at September 30, 2006, were as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2007	¥ 430,259	$ 3,646
2008	430,549	3,649
2009	427,143	3,620
2010	211,868	1,795
Total	¥1,499,819	$12,710

Lessor

The Companies leased equipment, consisting primarily of transponders, to NTT Docomo, since August 1, 2003.

The leases are classified as a direct financing lease under SFAS No. 13, "Accounting for Leases." The lease agreement expired in February 2006.

The net investment in direct financing leases at September 30, 2005, was as follows:

	Thousands of Yen 2005
Total minimum lease payments to be received	¥817,450
Less amount representing estimated executory costs (such as maintenance and insurance), including profit thereon, included in total minimum payments	158,561
Net minimum lease payments receivable	658,889
Less unearned income	10,644
Net investment in direct financing leases	¥648,245

The Companies leased satellite transponders for full-time dedicated network-related services, and these leases are classified as cancelable operating leases under SFAS No. 13.

Revenues from operating leases included were ¥6,706,820 thousand and ¥4,561,722 thousand ($38,659 thousand) for the six months ended September 30, 2005 and 2006, respectively.

The following schedule presents an analysis of the Companies' investments in property under operating leases at September 30, 2005 and 2006.

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Telecommunications satellites under operating leases	¥ 72,353,195	¥ 53,827,073	$ 456,161
Less accumulated depreciation	(55,433,376)	(42,581,405)	(374,773)
Net book value	¥ 16,919,819	¥ 11,245,668	$ 95,302

7. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The commitments outstanding by the Companies at September 30, 2006, relate to a launch contract for a future replacement satellite for JCSAT-11 of ¥4,184,190 thousand ($ 57,210 thousand).

Liabilities for the Costs Related to the Shift of Transponders

The Companies currently have accrued ¥493,386 thousand ($4,181 thousand) for compensation to customers whose service was affected by the accident involving telecommunications satellite, JCSAT-1B. Such costs are primarily associated with the transitional process between telecommunications satellites.

Contingent Liabilities

At February 21, 2006, the Company entered into an agreement with a third party to sell its entire ownership interest in Japan CableCast Inc. ("JCC"). At March 27, 2006, the Company also entered into an agreement with JCC to sell its facilities relating to the JC-HITS business on March 31, 2006. In connection with these agreements, the Company is committed under a service contract with JCC to provide JCC with the usage right of the Company's broadcast and video distribution services over the next five years. Under the service contract, the Company will earn annual service fees of ¥400,000 thousand ($3,390 thousand) during the contract term. The Company expects the related costs to exceed the service fees each year.

At September 30, 2006, the estimated annual losses for each contract year were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
2007	¥ 397,699	$ 3,370
2008	367,567	3,115
2009	359,112	3,043
2010	359,112	3,043
2011	179,556	1,522
Total	¥1,663,046	$14,093

As such, the Company currently has accrued ¥1,663,046 thousand ($14,093 thousand) of losses on the long-term sales commitments.

8. SUBSEQUENT EVENTS

Basic Agreement of the Business Combination Through Establishment of a Joint Holding Company

Respective meetings of the Board of Directors of the Company and SKY Perfect Communications Inc. ("SKY Perfect") held on October 26, 2006, have resolved to conduct a business combination (the "Business Combination") by establishing a joint holding company, SKY Perfect JSAT Corporation ("the Holding Company") through a joint share transfer (kyodo kabushiki iten; the "Share Transfer"), subject to preparation of the joint share transfer plan (the "Plan"), execution of the joint share transfer agreement (the "Definitive Agreement"), approval at their respective extraordinary shareholders' meetings, confirmation from relevant regulatory authorities and the completion of other necessary procedures. The Company and SKY Perfect, in connection therewith, entered into a basic agreement of the Business Combination on October 26, 2006.

1. Purpose of the Business Combination

Based on an equal partnership with mutual respect, the Company and SKY Perfect will combine their management resources to realize synergies to further develop the market for multichannel pay TV in Japan, and to maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

2. Overview of the Business Combination

(1) Structure of the Business Combination
The Company and SKY Perfect plan to conduct the Business Combination by jointly establishing the Holding Company around April 2, 2007, through the Share Transfer, where the Company and SKY Perfect will become wholly owned subsidiaries of the Holding Company, subject to approval of their respective extraordinary shareholders' meetings to be held in February 2007 and confirmation from relevant regulatory authorities.

The Companies may change through their discussion the structure for the Business Combination by the Share Transfer should any significant difficulties arise during the course of the process.

(2) Schedule of the Business Combination
November 11, 2006 (tentative): Record date for extraordinary shareholders' meetings for the approval at the Share Transfer (the Company and SKY Perfect)
January 2007 (tentative): Preparation of the Plan and the execution of the Definitive Agreement (the Company and SKY Perfect)
Early February 2007 (tentative): Extraordinary shareholders' meetings for the approval of the Share Transfer (the Company and SKY Perfect)
March 27, 2007 (tentative): Effective date of delisting of the shares of the Company and SKY Perfect

April 2, 2007 (tentative): Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares

Mid-April 2007 (tentative): Date of delivery of share certificates (the Holding Company)

The Company and SKY Perfect may change through their discussion the above schedule should any significant difficulties arise during the course of the process.

(3) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Company and SKY Perfect upon the Share Transfer (the "Exchange Ratio") will be as follows:

Company name: SKY Perfect JSAT Corporation

Exchange Ratio: 1:4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each one share of SKY Perfect's common stock, and holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each one share of JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have respectively retained Morgan Stanley Japan Securities Co., Ltd., and Merrill Lynch Japan Securities Co., Ltd., as their financial advisors and asked them to evaluate the Exchange Ratio as third-party institutions. These financial advisors calculated SKY Perfect's and the Company's respective enterprise and equity values by utilizing the comparative stock price performance method, DCF (Discounted Cash Flow) method and other relevant methods. Based on such valuation, SKY Perfect and JSAT determined the Exchange Ratio after their negotiation and discussion.

However, should any significant change occur to affect the conditions upon which the calculation is based, the Company and SKY Perfect may discuss and change the Exchange Ratio.

(4) Efficient operation of the combined group under a holding company structure

The Holding Company will be responsible for the planning, operation and controlling function of the combined group, enabling them to perform efficient group management with optimal financial and investment decisions in more flexible and strategic manner.

3. Overview of SKY Perfect (consolidated) (as of the end of March 2006)

(1) Company name: SKY Perfect Communications Inc.
(2) Description of business: Multi-channel pay TV platform services
(3) Date of incorporation: November 1994
(4) Headquarter: Shibuya-ku, Tokyo
(5) President and Representative Director: Masao Nito
(6) Paid-in capital: ¥50,083 million
(7) Number of shares issued: 2,270,365 shares
(8) Shareholders' equity: ¥93,999 million
(9) Total assets: ¥133,171 million
(10) Fiscal year-end: March 31
(11) Number of employees: 468
(12) Major customer: Pay Per View Japan, Inc.
(13) Principal shareholders and ownership ratio:
Sony Broadcast Media Co., Ltd., 12.47%; Fuji Television Network, Inc., 12.47%; ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account), 12.47%; JSAT Corporation 6.91%; Tokyo Broadcasting System, Inc., 5.68%.

4. Overview of the Holding Company (Tentative)

(1) Company name: SKY Perfect JSAT Corporation
(2) Description of business:
—The Holding Company will be responsible for the overall management of group businesses through the planning, operation and administration functions to optimize group operations and manage the group companies with delegated authorities and responsibilities.
—The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and promptly realize synergies from the Business Combination.
(3) Location of Headquarter: The location of headquarter will be announced as soon as it is determined.
(4) Candidates for directors and corporate auditors:
Title, Name, Current Position
Chairman and Representative Director:
Masanori Akiyama, JSAT Corporation, Director and Senior Managing Executive Officer
President and Representative Director:
Masao Nito, SKY Perfect Communications Inc., President and Representative Director
Director: Hiroo Sumitomo, JSAT Corporation, Senior Executive Officer
Director: Ryoji Hirabayashi, SKY Perfect Communications Inc., Managing Director
(5) Paid-in capital: Paid-in capital will be announced as soon as it is determined.
(6) Number of shares to be issued:
The number of shares of the Holding Company to be issued at the time of establishment: 3,696,037 shares of common stock (Based on the total number of outstanding shares of the Companies as of September 30, 2006).
*The unit stock system will not be adopted.
(7) Fiscal year-end: March 31
(8) Independent auditor: Deloitte Touche Tohmatsu

Management

(As of September 30, 2006)

Board of Directors

Kiyoshi Isozaki
President & CEO,
Representative Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Yutaka Nagai
Director

Iwao Nakatani
Director (President, Tama University; Director of Research, Mitsubishi UFJ Research and Consulting Co., Ltd.)

Kohei Manabe
Director (Representative Director; Corporate Adviser, Nippon Television Network Corporation)

Masaki Mitsumura
Director (Senior Executive Vice President, NTT Communications Corporation)

Seiichi Morimoto
Director (Assistant General Manager, Media Division, Sumitomo Corporation)

Katsuhiko Oizumi
Director (General Manager, Media Business Division, MITSUI & Co., Ltd.)

Corporate Auditors

Shoichi Kameyama
Corporate Auditor

Masataka Hattori
Corporate Auditor

Toshiaki Katsushima
Corporate Auditor
(CPA/CPTA; Visiting Professor (full-time), Graduate School of Finance, Accounting & Law, Waseda University)

Kazuaki Takada
Corporate Auditor
(Chief Operating Officer, Media Business Division, Aerospace, Electronics & Multimedia Company, ITOCHU Corporation)

Executive Officers

Kiyoshi Isozaki
President & CEO

Masanori Akiyama
Director, Senior Managing Executive Officer, Market Development Group

Yoichi Iizuka
Director, Managing Executive Officer, Corporate Coordination Group

Yutaka Nagai
Director, Managing Executive Officer, Engineering Group

Masanao Tanase
Senior Executive Officer, Market Development Group

Hiroo Sumitomo
Senior Executive Officer, Market Development Group

Osamu Kato
Executive Officer, Corporate Planning & Administration Group

Yuichiro Nishio
Executive Officer, Engineering Group

Kiyoshi Ogawa
Executive Officer, Corporate Planning & Administration Group

Hideaki Kido
Executive Officer, Market Development Group

Toru Mizoguchi
Executive Officer, Market Development Group

Corporate Data

(As of September 30, 2006)

Company name:
JSAT Corporation

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo
100-6218, Japan
Tel. +81-3-5219-7778
Fax +81-3-5219-7876

Established:
February 1985

Capital:
¥53,769,570,000

Number of employees:
175 (249 on a consolidated basis)

Shares

Authorized number of shares:
1,000,000

Number of shares issued:
356,418

Total number of shareholders:
23,735

Shareholder Information

Fiscal year-end:
March 31

Annual General Meeting of Shareholders:
June

Payment of dividends (dividend record date):
March 31 (September 30 when interim dividends are paid)

Publication for official announcements:
Nihon Keizai Shimbun

Transfer agent and handling office:
The Chuo Mitsui Trust and Banking Company, Limited.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

JSAT

END

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